February 24, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (the “Registrants”)

Dear Ms. Mengiste:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Michael Phillips and Ellen Valvo on Wednesday, January 27, 2010, with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 81 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 108, each filed on December 17, 2009.  On behalf of each Registrant, we have reproduced your comments, and our responses thereto are provided below.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:              With respect to each fund’s Prospectus, please remove the two paragraphs that appear below the table of contents.  The second paragraph may be moved to the cover page of each Prospectus.

Response:             We have revised the disclosure consistent with this comment.

2.     Comment:              With respect to the introduction to each fund’s expense table, please remove the following statement, which is not permitted by Form N-1A: “You may be subject to a contingent deferred sales charge on certain redemptions of Class A and Class L Shares, as described in the ‘How Sales Charges Are Calculated’ Section of the Fund’s Prospectus.”

Response:             Shareholders of a fund are generally not subject to a contingent deferred sales charge on redemptions of Class A shares or Class L shares.  However, investments of $1 million or more in Class A shares or Class L shares are subject to a contingent deferred sales charge of 1.00% on any shares sold within 18 months of purchase.  This is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrants believe this disclosure is material to investors.  For this reason, we have

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

agreed to remove the language from the narrative section, but will instead include a parenthetical in the expense table.

3.     Comment:              Please change the caption above each fund’s expense table from “Annual Operating Expenses” to “Annual Fund Operating Expenses.”

Response:             We have revised the disclosure consistent with this comment.

4.     Comment:              With respect to each fund’s expense table, please remove the caption “Share Classes,” which appears above “Management Fees.”

Response:             We have revised the disclosure consistent with this comment.

5.     Comment:              With respect to each fund’s expense table, if applicable, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:            If applicable, we have included a line item in the expense table for “Acquired fund fees and expenses.”

6.     Comment:              With respect to each fund’s expense table, please change the caption “Net operating expenses” to “Total fund operating expenses after expense reimbursement.”

Response:             Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  Because the captions in the Instruction are examples of appropriate captions, and Form N-1A does not require that such captions be used in a fund’s prospectus, we respectfully decline to make the proposed change.

7.     Comment:              With respect to the footnote to each fund’s expense table, please change “Total annual operating expenses” to “Total annual fund operating expenses.”

Response:             We have revised the disclosure consistent with this comment.

8.     Comment:              With respect to the footnote to each fund’s expense table, please clarify the conditions under which the adviser can terminate the expense reimbursement.

Response:             We have revised the footnote to state:

Each contractual arrangement will remain in effect until February 28, 2011, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the fund.

9.     Comment:              With respect to each fund’s Prospectus, please change the heading before the risks section from “Main Risks” to “Principal Risks.”

Response:             Form N-1A does not require the use of the term “Principal Risks.”  Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund’s prospectus.  The Registrant believes the term “Main Risks” is more plain English than the term “Principal Risks.”  Therefore, we respectfully decline to make the proposed change.

10.   Comment:              With respect to each fund’s Prospectus, please delete the first three bullets in the Past Performance section of the Summary Section.

Response:             Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section.  Additionally, the Registrant believes the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section.  For these reasons, we respectfully decline to make the proposed change.

11.   Comment:              With respect to the introduction to each fund’s average annual returns table, please specifically state the number of years for which returns are presented (e.g., one-, five- and ten-year periods).

Response:             Item 4(b)(2)(i) of Form N-1A requires a brief explanation of how the information in the bar chart and table required by Items 4(b)(2)(ii) and Item 4(b)(2)(iii) illustrate the variability of a fund’s returns.  Item 4(b)(2)(i) provides the following as an example of such an explanation:  “(e.g. by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).”  Because this language is an example, and Form N-1A does not require that such explanation be used in a fund’s prospectus, we respectfully decline to make the proposed change.

12.   Comment:              With respect to each fund’s Prospectus, if applicable, please delete the footnote to the average annual returns table regarding annual returns for particular share classes.  The disclosure may be moved to the introduction to the table, but should not appear in a footnote.

Response:             We have revised the disclosure consistent with this comment.

13.   Comment:              With respect to each fund’s Prospectus, please remove the description of the broad-based index from the Average Annual Return section of the Summary Section.  The description of any supplemental index may continue to be provided.

Response:             We have revised the disclosure consistent with this comment.

14.   Comment:              With respect to each fund’s Prospectus, the chart in the Purchase and Sale of Fund Shares section of the Summary Section is difficult to follow.  Please confirm that the sections are distinguishable in the printed version of each Prospectus.

Response:             We confirm that the sections are distinguishable in the printed version of each Prospectus.

15.   Comment:              With respect to each fund’s Prospectus, please remove the following statement from the Tax Information section of the Summary Section: “For additional information, please see ‘Fund Distributions and Tax Matters’ in the Fund’s Prospectus and ‘Tax Matters’ in the statement of additional information.”

Response:             We have revised the disclosure consistent with this comment.

16.   Comment:              With respect to each fund that invests in lower-rated debt securities, please refer to such securities as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

17.   Comment:              With respect to the Additional Risks and Investment Information section of each fund’s Prospectus, to the extent that the risks or strategies (such as the use of options, futures and other derivatives) are principal risks or strategies, they should be included in the Principal Investment Strategy and Main Risks sections of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

18.   Comment:              With respect to Growth Opportunities Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

19.   Comment:              With respect to SmallCap Growth Fund, please include the definition of small capitalization companies in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

20.   Comment:              With respect to SmallCap Growth Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

21.   Comment:              With respect to Tax-Free National Fund, please include information in the Tax Information section of the Summary Section relating to the fund’s investment in securities that generate income that is exempt from federal income tax.

Response:             We have revised the disclosure to include the following in the Tax Information section of the Summary Section:

The Fund’s distributions of interest on municipal bonds generally are not subject to federal income tax; however the Fund may distribute taxable dividends, including distributions of short-term capital gains, and long-term capital gains. In addition, interest on certain bonds may be subject to the federal alternative minimum tax. To the extent that the Fund’s distributions are derived from interest on bonds that are not exempt from applicable state and local taxes, such distributions will be subject to such state and local taxes.

22.   Comment:              With respect to U.S. Government Securities Fund, please include “Interest Rate Risk” in the Main Risks section.

Response:             The fund was merged on February 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

23.   Comment:              With respect to Advisers Fund, to the extent the fund will invest significantly in emerging markets, please include information regarding emerging markets in the Principal Investment Strategy section of the Summary Section and include a separate risk regarding emerging markets in the Main Risks section.

Response:             The fund does not invest in emerging markets as part of its principal investment strategy.  Therefore, we have not revised the disclosure.

24.   Comment:              With respect to Advisers Fund, please confirm the inclusion of the last sentence regarding subprime mortgages in the “Mortgage-Backed and Asset-Backed Securities Risk” given that the fund invests in investment grade debt securities.

Response:             We confirm that the disclosure should be included since the fund may invest in sub-prime mortgages.

25.   Comment:              With respect to Balanced Allocation Fund, please include a minimum percentage of assets that will be invested in fixed income securities.  Please be aware that it is the staff’s position that, with respect to a balanced fund, at least 25% of the fund’s assets must be invested in fixed income securities.

Response:             As disclosed in the fund’s Principal Investment Strategy section:

[u]nder normal market conditions, Hartford Investment Management adjusts the Fund’s investments in the Underlying Funds to achieve approximately 60% of assets in equity funds and approximately 40% of assets in fixed income funds, although these percentages may vary from time to time.

Because the fund’s Principal Investment Strategy section discloses that the fund generally invests approximately 40% of its assets in fixed income funds, we believe that the section conforms to the staff’s position.  For this reason, we respectfully decline to make the proposed change.

26.   Comment:              With respect to Balanced Allocation Fund, please include a fixed income securities risk in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

27.   Comment:              With respect to Balanced Allocation Fund, please include “Foreign Investments Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

28.   Comment:              With respect to Balanced Income Fund, please include a minimum percentage of assets that will be invested in fixed income securities.

Response:             As disclosed in the Principal Investment Strategy section:

[u]nder normal circumstances, the Fund will target an allocation of approximately 45% equity securities and 55% fixed income investments, with the allocation generally varying by no more than +/-5%.

Because the fund’s Principal Investment Strategy section discloses that the fund generally invests approximately 55% of its assets in fixed income investments, we believe that the section conforms to the staff’s position.  For this reason, we respectfully decline to make the proposed change.

29.   Comment:              With respect to Balanced Income Fund, please include a fixed income securities risk in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

30.   Comment:              With respect to Balanced Income Fund, to the extent the fund invests in lower-rated bonds, please refer to such bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

31.   Comment:              With respect to Capital Appreciation Fund, to the extent the fund will invest significantly in emerging markets, please include a separate risk regarding emerging markets in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

32.   Comment:              With respect to Capital Appreciation II Fund, the last sentence of the Principal Investment Strategy section of the Summary Section, which indicates a focus on total return, seems inconsistent with the fund’s objective of growth of capital.

Response:             We have revised the disclosure consistent with this comment.

33.   Comment:              With respect to Checks and Balances Fund, please include a strategy in the Principal Investment Strategy section of the Summary Section.  In particular, please provide more information about the strategies of the underlying funds.

Response:             We have revised the disclosure consistent with this comment.

34.   Comment:              With respect to Conservative Allocation Fund, to the extent applicable, please include “Credit Risk,” “Interest Rate Risk,” and “Below-Investment-Grade Credit Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

35.   Comment:              With respect to Disciplined Equity Fund, please explain the “disciplined” strategy of the fund.

Response:             The fund’s “disciplined” strategy refers to the quantitative analysis process, which is discussed in the Principal Investment Strategy section.

36.   Comment:              With respect to Diversified International Fund, the Principal Investment Strategy section of the Summary Section indicates that the fund invests “primarily” in foreign equity securities.  Please define “primarily.”

Response:             The Registrant defines “primarily” as equal to or greater than 65%.

37.   Comment:              With respect to Diversified International Fund, in the second to last sentence of the Principal Investment Strategy section of the Summary Section, the reference to “total return” appears to be inconsistent with the fund’s objective of seeking long-term capital appreciation.

Response:             We have revised the disclosure consistent with this comment.

38.   Comment:              With respect to Equity Growth Allocation Fund, please include a discussion regarding how the fund allocates its investments among underlying funds in the Principal Investment Strategy section of the Summary Section.

Response:            We have revised the disclosure consistent with this comment.

39.   Comment:              With respect to Floating Rate Fund, please include “Foreign Investments Risk,” “Interest Rate Risk,” and “Below-Investment-Grade Credit Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

40.   Comment:              With respect to Fundamental Growth Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

41.   Comment:              With respect to Global Enhanced Dividend Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.  Please be aware that it is the staff’s position that global and international funds should invest, under normal circumstances, at least 40% of their assets in non-U.S. securities across at least three countries.

Response:             The Registrant believes that the disclosure concerning the fund’s commitment to invest outside the United States is consistent with SEC staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrant believes that the fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will focus its investments on companies with market capitalizations similar to the Russell 3000 Index and a diverse selection of ADRs available across countries and sectors.  Under normal market conditions, the Fund’s investments in foreign companies will range from 40% to 70% of the Fund’s net assets (including investments in emerging market countries).

For these reasons, we respectfully decline to make the proposed change.

42.   Comment:              With respect to Global Growth Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will diversify its investments in securities of issuers among a number of different countries throughout the world, which may include the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

43.   Comment:              With respect to Global Growth Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

44.   Comment:              With respect to Global Health Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will invest in securities of issuers located in a number of different countries throughout the world, one of which may be the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

45.   Comment:              With respect to Global Health Fund, please include a definition of healthcare issuer in the Principal Investment Strategy section of the Summary Section and include “Healthcare Risk” in the Main Risks section.

Response:             A definition of “healthcare issuer” is already described in the Principal Investment Strategy section of the Summary Section.  Therefore, we have not revised this disclosure.  We have revised the disclosure to include “Healthcare Risk” in the Main Risks section.

46.   Comment:              With respect to Global Research Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

47.   Comment:              With respect to Global Research Fund, please describe the fund’s “research” strategy in the Principal Investment Strategy section of the Summary Section.

Response:             “Research” in the fund’s name refers to the input of Wellington Management Company, LLP’s global industry analysts as described in the fund’s Principal Investment Strategy section.  Therefore, we have not revised the disclosure.

48.   Comment:              With respect to Global Research Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

49.   Comment:              With respect to Growth Allocation Fund, to the extent the fund has acquired fund fees and expenses, please include these fees as a line item in the expense table.

Response:             We have revised the disclosure consistent with this comment.

50.   Comment:              With respect to Growth Allocation Fund, please include a description of the fund’s “growth” component in the Principal Investment Strategy section of the Summary Section.  In particular, please provide further elaboration with respect to the last sentence of the Principal Investment Strategy section, which indicates that the equity component of the fund will be comprised of domestic and international equity funds.

Response:             We have revised the disclosure consistent with this comment.

51.   Comment:              With respect to Growth Allocation Fund, please include a fixed income risk and “Foreign Investments Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

52.   Comment:              With respect to High Yield Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

53.   Comment:              With respect to High Yield Fund, please refer to lower-rated bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

54.   Comment:              With respect to High Yield Municipal Bond Fund, please include an inverse floater risk and “Interest Rate Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

55.   Comment:              With respect to High Yield Municipal Bond Fund, please refer to lower-rated bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

56.   Comment:              With respect to Income Fund, please include “Interest Rate Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

57.   Comment:              With respect to Income Fund, please refer to lower-rated bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

58.   Comment:              With respect to Income Fund, please include mortgage-backed securities and asset-backed securities in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

59.   Comment:              With respect to Inflation Plus Fund, the fund’s Investment Goal states that the fund seeks a total return that exceeds the rate of inflation over an economic cycle.  Please include a definition of “economic cycle” in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

60.   Comment:              With respect to Inflation Plus Fund, if possible, please remove the following statement from the footnote to the expense table: “The difference between the ‘Net Annual Operating Expenses’ and HIFSCO’s undertaking, described above, is due to interest expenses on reverse repurchase agreements.”

Response:             We have revised the disclosure consistent with this comment.

61.   Comment:              With respect to Inflation Plus Fund, please refer to lower-rated bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

62.   Comment:              With respect to Inflation Plus Fund, please include “Interest Rate Risk” and “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

63.   Comment:              With respect to International Growth Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

diversifies its investments among a number of different sectors and countries throughout the world, with no limit on the amount of assets that may be invested in each sector or country.

For these reasons, we respectfully decline to make the proposed change.

64.   Comment:              With respect to International Growth Fund, please include a separate risk regarding emerging markets in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

65.   Comment:              With respect to International Opportunities Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

diversifies its investments among a number of different countries throughout the world, with no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

66.   Comment:              With respect to International Small Company Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 41 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

diversifies its investments among a number of different countries throughout the world, with no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

67.   Comment:              With respect to International Small Company Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

68.   Comment:              With respect to International Small Company Fund, please include the fund’s definition of small capitalization companies in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

69.   Comment:              With respect to MidCap Fund, please include the fund’s definition of mid-capitalization companies in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

70.   Comment:              With respect to Small/MidCap Equity Fund, please include the market capitalization range of companies included in the Russell 2500 Index in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

71.   Comment:              With respect to Small/MidCap Equity Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

72.   Comment:              With respect to MidCap Value Fund, please include the fund’s definition of mid-capitalization companies in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

73.   Comment:              With respect to MidCap Value Fund, to the extent the fund invests in foreign and emerging market securities, please include information regarding these securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund does not invest in foreign and emerging market securities as part of its principal investment strategy.  Therefore, we have not revised the disclosure.

74.   Comment:              With respect to Money Market Fund, to the extent the fund invests in emerging market securities, please include information regarding these securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund does not invest in emerging market securities.  Therefore, we have not revised the disclosure.

75.   Comment:              With respect to Select MidCap Value Fund, please include the collective market capitalization range of the Russell MidCap and S&P MidCap 400 Indices in the Principal Investment Strategy section of the Summary Section.

Response:             The fund was merged on February 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

76.   Comment:              With respect to Select MidCap Value Fund, to the extent the fund invests in emerging market securities, please include information regarding emerging markets securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund was merged on February 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

77.   Comment:              With respect to Select SmallCap Value Fund, please include the maximum market capitalization of companies included in the Russell 2000 Index in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

78.   Comment:              With respect to Select SmallCap Value Fund, to the extent the fund invests in emerging market securities, please include information regarding emerging markets securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund does not invest in emerging market securities as part of its principal investment strategy.  Therefore, we have not revised the disclosure.

79.   Comment:              With respect to Short Duration Fund, please include a definition of the short duration strategy in the Principal Investment Strategy section of the Summary Section.

Response:             The average duration of the fund’s investments is described in the discussion of the fund’s principal investment strategy in the fund’s statutory prospectus.  Therefore, we have not revised the disclosure.

80.   Comment:              With respect to Short Duration Fund, please include a separate risk regarding emerging markets in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

81.   Comment:              With respect to Short Duration Fund, please include “Interest Rate Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

82.   Comment:              With respect to Small Company Fund, please include a definition of “small company” in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

83.   Comment:              With respect to Small Company Fund, to the extent that the fund invests in emerging market securities, please include information regarding emerging markets securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund does not invest in emerging market securities as part of its principal investment strategy.  Therefore, we have not revised the disclosure.

84.   Comment:              With respect to Small Company Fund, please include “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

85.   Comment:              With respect to Strategic Income Fund, please describe the nature of the derivatives in which the fund invests in the Principal Investment Strategy section of the Summary Section.

Response:             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus contains the following:

Derivatives may include the purchase and sale of options, entering into futures contracts and/or utilizing other derivative contracts and securities with respect to stocks, bonds, groups of securities (such as financial indices), foreign currencies, interest rates or inflation indices.

Additionally, the fund’s SAI contains additional disclosure regarding derivatives.  For these reasons, we respectfully decline to make the proposed change.

86.   Comment:              With respect to Strategic Income Fund, to the extent the fund invests in emerging market securities, please include information regarding emerging markets securities in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

87.   Comment:              With respect to Strategic Income Fund, to the extent the fund invests in lower-rated bonds, please refer to the bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

88.   Comment:              With respect to Strategic Income Fund, to the extent applicable, please include “Interest Rate Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

89.   Comment:              With respect to Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, and Target Retirement 2050 Fund, please include the fund’s glide path in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

90.   Comment:              With respect to Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, and Target Retirement 2050 Fund, please include the fund’s current asset allocation in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

91.   Comment:              With respect to Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, and Target Retirement 2050 Fund, please include a fixed income risk in the Main Risks section and, in particular, please include risk disclosure stating that there is no assurance that the fund will be able to provide income up to and during retirement.

Response:             We have revised the disclosure consistent with this comment.

92.   Comment:              With respect to Value Fund, to the extent the fund invests in emerging market securities, please include information regarding emerging markets securities in the Principal Investment Strategy section of the Summary Section.

Response:             The fund does not invest in emerging market securities as part of its principal investment strategy.  Therefore, we have not revised the disclosure.

93.   Comment:              With respect to Total Return Bond Fund, please describe the nature of the derivatives in which the fund invests in the Principal Investment Strategy section of the Summary Section.  If the fund invests in derivatives for investment purposes, please identify such investments as speculative.

Response:             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus contains the following:

Derivatives may include the purchase and sale of options, entering into futures contracts and/or utilizing other derivative contracts and securities with respect to stocks, bonds, groups of securities (such as financial indices), foreign currencies, interest rates or inflation indices.

Additionally, the fund’s SAI contains additional disclosure regarding derivatives.  For these reasons, we respectfully decline to make the proposed change.

94.   Comment:              With respect to Total Return Bond Fund, please include “Interest Rate Risk” and “Active Trading Risk” in the Main Risks section.

Response:             We have revised the disclosure consistent with this comment.

95.   Comment:              With respect to Total Return Bond Fund, please refer to lower-rated bonds as “junk bonds.”

Response:             We have revised the disclosure consistent with this comment.

96.   Comment:              With respect to Total Return Bond Fund, please include information regarding emerging markets securities, asset-backed securities and mortgage-backed securities in the Principal Investment Strategy section of the Summary Section.

Response:             We have revised the disclosure consistent with this comment.

Sincerely,

/s/ Kevin Bopp
Kevin Bopp

cc:           Michael Phillips

John V. O’Hanlon